Konnected Inc.



ANNUAL REPORT

1320 N Semoran Blvd Ste 206

Orlando, FL 32807

(678) 612-1613

https://konnected.io

This Annual Report is dated April 18, 2025.

BUSINESS

Konnected creates and sells innovative IoT devices that connect older wired technology to the smart home. The Company's flagship product, the Konnected Alarm Panel, allows do-it-yourselfers and professionals to retrofit a traditional wired security system and convert it to a smart home connected home monitoring and control system. The product is unique in the market of smart alarm systems in that it works universally by connecting to traditional wired sensors that are commonly found in residential and commercial buildings. Konnected's products are designed to be open and inter-operational with a multitude of consumer- and professional-grade home automation platforms, including SmartThings (by Samsung), Amazon's Alexa, and the open-source Home Assistant platform.

In 2024 Konnected launched its newest product, the GDO blaQ -- a smart garage door opener control accessory specifically designed for Chamberlain and Liftmaster garage openers which have a leading market share in North America. The GDO blaQ is innovative and unique in its category in its method of integration with the garage opener and its ability to overcome many of the limitations of Chamberlain's own myQ devices and service.

The majority of Konnected's revenue is derived from direct-to-consumer sales of it's IoT alarm panel hardware, garage opener hardware, and accessories.

The company holds a registered trademark in the United States for the Konnected logo.

Konnected Inc. is a C-Corporation that was incorporated in the state of Wyoming on September 11, 2017, with headquarters in Orlando, FL.

The Company is registered as a foreign corporation in Florida as "Konnected Smart Home, Inc."

Previous Offerings

Name: Class A Common Stock

Type of security sold: Equity

Final amount sold: $1,533.28

Number of Securities Sold: 19,166

Use of proceeds: General operating account

Date: August 05, 2021

Offering exemption relied upon: Rule 701

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

YEAR ENDED DECEMBER 31, 2024 COMPARED TO YEAR ENDED DECEMBER 31, 2023
Konnected Inc.'s results for the year ended December 31, 2024, reflect continued revenue growth and operational streamlining, despite ongoing macroeconomic and market challenges. The following discussion highlights key changes in financial condition and operational results between fiscal years 2023 and 2024.

Revenue
Net revenue for the year ended December 31, 2024, increased by $56,410, or approximately 5.1%, to $1,153,968 compared to $1,097,558 in 2023. The year-over-year growth was primarily driven by continued demand for Konnected's core smart home retrofit products, including a full year of sales from the Smart Garage Door Opener product introduced in 2023. Modest pricing adjustments and an increase in direct-to-consumer online sales also contributed to the revenue increase.

Cost of Goods Sold (COGS)
Cost of goods sold increased by $109,433, or approximately 18.4%, to $704,376 in 2024 compared to $594,943 in 2023. The increase in COGS outpaced revenue growth, resulting in a lower gross margin. This increase reflects rising component costs, continued global supply chain constraints, and product mix changes—particularly higher relative sales of lower-margin items such as the Smart Garage Door Opener.

Gross Profit
Gross profit decreased by $53,024, or approximately 10.6%, to $449,592 in 2024 from $502,616 in 2023. Gross margin as a percentage of revenue declined from 45.8% in 2023 to 39.0% in 2024, driven by the aforementioned cost pressures and shift in sales mix. Management continues to explore sourcing efficiencies and pricing strategies to improve gross margins.

Operating Expenses
Total operating expenses for the year ended December 31, 2024, were $716,978, representing a significant decrease of $182,216, or approximately 20.3%, compared to $899,194 in 2023. Key components of operating expenses were:

General and Administrative (G&A): G&A expenses decreased by $151,112, or approximately 19.2%, to $634,623 in 2024 from $785,735 in 2023. The reduction was primarily the result of lower employee and contractor costs due to reductions in workforce, reduced overhead expenses, and tighter cost controls across all administrative functions.

Selling and Marketing: Selling and marketing expenses decreased by $54,281, or approximately 53.8%, to $46,637 in 2024 from $100,918 in 2023. This decline was driven by a more targeted and performance-driven marketing strategy by bringing our advertising and marketing management in-house, and a reduction in discretionary promotional spending.

Research and Development (R&D): R&D expenses increased by $23,177, or 184.7%, to $35,718 in 2024 from $12,541 in 2023. The increase reflects renewed investment in product development initiatives, including enhancements to the Smart Garage Door Opener platform and development of upcoming integrations and accessories.

Net Loss
Net loss for 2024 was $252,454, an improvement of $132,221, or 34.4%, compared to a net loss of $384,675 in 2023. The reduction in net loss is attributable to the significant decrease in operating expenses, which partially offset the lower gross profit margin. Interest expense increased modestly to $4,219 in 2024 from $2,459 in 2023, reflecting minor changes in short-term borrowing activity. Other income/loss remained relatively consistent year-over-year.

Liquidity and Capital Resources
As of December 31, 2024, Konnected had cash and cash equivalents of $244,052, down from $355,681 at the end of 2023. The net decrease in cash of $111,629 was primarily due to negative cash flow from operations, which totaled $115,558 for the year. Inventory levels remained relatively flat year-over-year, and accounts receivable decreased, reflecting a tightening of payment terms and improved collections.

During 2024, the Company recorded $40,183 in non-cash share-based compensation, up from $29,602 in the prior year, in support of employee retention and incentives.

Going Concern

While Konnected made meaningful progress in reducing its operating loss and streamlining costs, the Company closed the year with limited cash reserves relative to its operational needs. Management recognizes the need for additional working capital to support future growth and cover operating expenses in the upcoming year. As such, management plans to seek additional debt and/or equity financing during 2025. These conditions raise substantial doubt about the Company's ability to continue as a going concern without further capital infusions.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $244,052.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The company has no outstanding long-term debt, except for operational credit cards and accounts payable that are generally paid off on-time every month. In March 2025, the company took a $44,000 capital loan from Shopify Capital for a fixed-fee, which is expected to be repaid by the end of the year.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Nathaniel Jason Clark

Nathaniel Jason Clark's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder & CEO, Director

Dates of Service: September, 2017 - Present

Responsibilities: Principal inventor, owner, and operator-manager. Current compensation: $120,000 annual salary.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class B Common Stock

Stockholder Name: Nathaniel Jason Clark

Amount and nature of Beneficial ownership: 3,930,100

Percent of class: 81.4

RELATED PARTY TRANSACTIONS

Name of Entity: Nathaniel Jason Clark

Relationship to Company: Director

Nature / amount of interest in the transaction: As of December 31, 2024, and 2023, the Company has an outstanding cash loan due from the company's CEO, Nathaniel Clark, in the total amount of $1,316 and $328, respectively.

OUR SECURITIES

Common Stock Class A and Class B
The Company is authorized to issue 5,600,000 shares of Common Stock Class A with a par value of $0.00001.
As of December 31, 2024, and 2023, 896,978 shares and 896,978 shares of Common Stock Class A, respectively, have been issued and were outstanding.
The Company is authorized to issue 4,000,000 shares of Common Stock Class B with a par value of $0.00001.
As of December 31, 2024, and 2023, 3,930,100 shares and 3,930,100 shares of Common Stock Class B, respectively, have been issued and were outstanding.
Preferred Stock
The Company is authorized to issue 400,000 shares of preferred stock with a par value of $0.00001. The preferred stockholders rank above the common stockholders in the event of liquidation. As of December 31, 2024, and December 31, 2023, none of the Preferred Shares have been issued and are outstanding.
Voting Rights:

Class A common stock typically carries one vote per share.
Class B common stock often has limited or no voting rights compared to Class A.
Preferred stock usually has no voting rights unless specified in certain circumstances, such as non-payment of dividends.
Liquidity Rights:
Class A and Class B common stockholders generally have the same rights regarding liquidity (i.e., the ability to sell or transfer shares). However, there might be restrictions depending on the company's bylaws.
Preferred stockholders might have priority in liquidity events (e.g., in case of company liquidation), meaning they may receive payment before common stockholders.
Dividend Rights:
Class A and Class B common stockholders are typically entitled to dividends if declared by the board, but they are subordinate to preferred stockholders. Preferred stockholders often have a fixed dividend rate and priority in receiving dividends before any are paid to
common stockholders.

SAFE Notes

The security will convert into Safe preferred stock and the terms of the SAFE Notes are outlined below:

Amount outstanding: $96,000.00

Maturity Date: October 13, 2027

Interest Rate: 0.0%

Discount Rate: 33.3%

Valuation Cap: $3,000,000.00

Conversion Trigger: $250,000

Material Rights

3.2 Liquidity Event.

3.2.1 If there is a Liquidity Event before the expiration or termination of this instrument, the Purchaser will, at its option, either

(A) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or

(B) automatically receive from the Company a number of shares of Common Stock equal to the Purchase

Amount divided by the Liquidity Price, if the Purchaser fails to select the cash option.

3.2.2 In connection with Section 3.2.1, the Purchase Amount will be due and payable by the Company to the Purchaser immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Purchaser and holders of other SAFEs (collectively, the "Cash-Out Investors") in full, then

(A) all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts, and

(B) the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

In connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce, pro rata, the Purchase Amounts payable to the Cash-Out Investors by the amount determined by its board of directors in good faith to be advisable for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, and in such case, the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

3.3 Dissolution Event. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Purchaser immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Purchaser and all holders of all other SAFEs (the "Dissolving Investors"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 3.3.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class A Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Class A Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the smart home security industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company is offering Class A Common Stock in the amount of up to $1,069,998.00 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. Some of our products are still in prototype phase and might never be operational products While our main products have been on the market for several years, some of our products are still in development and/or prototype phase. It is possible that these products may never be offered on the market. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties While our IoT products are already in production and operational in tens of thousands of homes and businesses throughout the world, we're continuously refining and developing new products and improvements on existing products. Delays or cost overruns in the development and refinement of our IoT products and services and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, supply-chain constraints, changes to design, regulatory hurdles, and third-party integration partners. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The Class A Common Stock that an investor is buying has voting rights attached to them. However, you have granted your vote by proxy to the CEO. Even if you were to receive control of your voting rights, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. **Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time** Our ability to sell product is dependent on outside government regulation such as the FCC (Federal Communications Commission), CPSC (Consumer Product Safety Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. **We rely on third parties to provide services essential to the success of our business** We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. **The Company is vulnerable to hackers and cyber-attacks** As an internet and IoT based business, we may be vulnerable to hackers who may access or disrupt our platform and/or devices. Further, any significant disruption in Konnected's service or vulnerabilities found in its products or computer systems could reduce the attractiveness of the products/platform and result in a loss of customers interested in using our products/platform. Further, we rely on a third-party technology provider to provide some of our cloud technology. Any disruptions of services or cyber-attacks either on our technology provider or on Konnected could harm our reputation and materially negatively impact our financial condition and business. **Third-party integrations and platforms may change or fail causing our products to work differently or not at all.** Our IoT products are designed to work with a multitude of third party platforms, which are not controlled or influenced by us. Any of our third party platform integrations may change, fail, shut down, restrict access, or otherwise degrade at any time and not necessarily with notice, resulting in our products working differently or not at all. **Our products are dependent on other 3rd-party products** The nature of our products are that they are most often used in conjunction with other 3rd-party products, such as physical sensors, as well as software platforms/products such as home automation hubs and controllers. Factors outside of our control could change the way our products work with other products, and could potentially reduce the functionality and utility of our product, making it less marketable. **We may be a target of criticism from incumbent industries** Our products are disruptive of a long-established industry, and some participants in that incumbent industry may seek to criticize or downplay our product's capabilities and may attempt to tarnish the company's brand. **We are subject to supply-chain shortages and delays** Our products require hundreds of electronic components that must be sourced from worldwide distributors and vendors. Supply shortages could delay, reduce, or eliminate our ability to produce enough product to meet customer demand, and may also drive up costs. Supply issues specifically in the semiconductor and microchip industries have been exacerbated in past years during the COVID-19 crisis and now are uncertain again due to the mounting global trade war. **Risk of uncontrolled costs due to new tariffs** President Trump's new global trade policies have imposed tariffs and import duties on a wide range of imported goods. Konnected imports a majority of its components and raw materials, with a large portion of that coming from China. The increased tariffs on Chinese and other goods will negatively impact Konnected's costs of goods, and may necessitate pricing changes that could affect demand for our products. **Company founder is critical to the company's performance** The Company's founder, Nate Clark, is critical to the company's performance, and an adverse event that removed or diminished, or incapacitated this individual will likely have a negative impact on your investment.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 18, 2025.

Konnected Inc.

By   /s/ *Nathaniel Jason Clark*

Name: <u>Konnected Inc.</u>

Title: CEO

Exhibit A

FINANCIAL STATEMENTS

KONNECTED INC.

REVIEWED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2024 AND 2023
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

| FINANCIAL STATEMENTS: | |



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
Konnected Inc.
Orlando, Florida

We have reviewed the accompanying financial statements of Konnected Inc. (the "Company"), which comprises the balance sheets as of December 31, 2024, and December 31, 2023, and the related statements of operations, statements of stockholders' equity, and cash flows for the year ending December 31, 2024, and December 31, 2023, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 15, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

April 16, 2025
Los Angeles, California

KONNECTED INC.
BALANCE SHEETS
(UNAUDITED)

As of December 31,	2024	2023
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 244,052	$ 355,681
Accounts Receivable, net	5,653	18,897
Inventory	302,004	304,104
Due From Related Parties	1,316	328
Prepaids and Other Current Assets	27,688	31,879
Total Current Assets	**580,713**	**710,889**
Property and Equipment, net	6,723	8,641
Right-of-Use Asset	30,240	55,387
Security Deposit	2,250	2,250
Total Assets	**$ 619,926**	**$ 777,167**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 110,285	$ 55,327
Credit Cards	77,512	49,410
Line of Credit	279	70
Lease Liability, current portion	28,329	24,812
Other Current Liabilities	22,823	31,436
Total Current Liabilities	**239,229**	**161,055**
Simple Agreement for Future Equity	137,588	137,588
Lease Liability, net of current portion	1,911	30,575
Total Liabilities	**378,728**	**329,218**
STOCKHOLDERS' EQUITY		
Common Stock Class A	9	9
Common Stock Class B	39	39
Additional Paid in Capital	1,138,901	1,098,718
Subscription Receivable	-	(5,520)
Equity Issuance Cost	(75,964)	(75,964)
Accumulated Deficit	(821,787)	(569,333)
Total Stockholders' Equity	**241,198**	**447,949**
Total Liabilities and Stockholders' Equity	**$ 619,926**	**$ 777,167**

See accompanying notes to financial statements.

KONNECTED INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For the Year Ended December 31,	2024	2023
(USD $ in Dollars)		
Net Revenue	$ 1,153,968	$ 1,097,558
Cost of Goods Sold	704,376	594,943
Gross Profit	**449,592**	**502,616**
Operating Expenses		
General and Administrative	634,623	785,735
Research and Development	35,718	12,541
Selling and Marketing	46,637	100,918
Total Operating Expenses	**716,978**	**899,194**
Net Operating Loss	**(267,386)**	**(396,579)**
Interest Expense	4,219	2,459
Other Loss/(Income)	(19,151)	(14,363)
Loss Before Provision for Income Taxes	**(252,454)**	**(384,675)**
Provision/(Benefit) for Income Taxes	-	-
Net Loss	**$ (252,454)**	**$ (384,675)**

See accompanying notes to financial statements.

KONNECTED INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Class A Shares	Common Stock Class A Amount	Common Stock Class B Shares	Common Stock Class B Amount	Additional Paid In Capital	Equity Issuance Cost	Subscription Receivable	Accumulated Deficit	Total Stockholders' Equity
Balance—December 31, 2022	**837,118**	**$ 8.37**	**3,930,100**	**$ 39**	**$ 1,063,595**	**$ (75,964)**	**$ -**	**$ (184,658)**	**$ 803,021**
Issuance of stock on Reg CF Funds	13,860	0.14	-	-	-	-	-	-	0.14
Exercise of options	46,000	-	-	-	5,520	-	(5,520)	-	-
Share-Based Compensation	-	-	-	-	29,602	-	-	-	29,602
Net Loss	-	-	-	-	-	-	-	(384,675)	(384,675)
Balance—December 31, 2023	**896,978**	**$ 8.51**	**3,930,100**	**$ 39**	**$ 1,098,718**	**$ (75,964)**	**$ (5,520)**	**$ (569,333)**	**$ 447,949**
Capital Contibution	-	-	-	-	-	-	5,520	-	5,520
Share-Based Compensation	-	-	-	-	40,183	-	-	-	40,183
Net Loss	-	-	-	-	-	-	-	(252,454)	(252,454)
Balance—December 31, 2024	**896,978**	**$ 8.51**	**3,930,100**	**$ 39**	**$ 1,138,901**	**$ (75,964)**	**$ -**	**$ (821,787)**	**$ 241,199**

See accompanying notes to financial statements.

KONNECTED INC.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For the Year Ended December 31,		2024		2023
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Loss	$	(252,454)	$	(384,675)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities				
Depreciation of Property		3,719		2,145
Share-Based Compensation		40,183		29,602
Changes in Operating Assets and Liabilities:				
Accounts Receivable, net		13,244		(5,456)
Inventory		2,100		(11,295)
Prepaids and Other Current Assets		4,190		4,752
Due From Related Parties		(988)		470
Accounts Payable		54,959		(11,284)
Credit Cards		28,102		6,132
Other Current Liabilities		(8,614)		(4,907)
Security Deposit		-		(2,250)
Net Cash Used In Operating Activities		**(115,558)**		**(376,767)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchase of Property and Equipment		(1,801)		(358)
Net Cash Used in Investing Activities		**(1,801)**		**(358)**
CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from Issuance of Stock		5,520		0
Line of Credit		210		(279)
Net Cash Provided/Used in Financing Activities		**5,730**		**(279)**
Change in Cash & Cash Equivalents		**(111,629)**		**(377,404)**
Cash & Cash Equivalents —Beginning of The Year		355,681		733,085
Cash & Cash Equivalents—End of The Year	$	**244,052**	$	**355,681**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash Paid During the Year for Interest	$	4,219	$	2,459

See accompanying notes to financial statement

1. NATURE OF OPERATION

Konnected Inc. was incorporated on September 11, 2017, in the State of Wyoming. The financial statements of Konnected Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Orlando, Florida.

Konnected develops IoT (Internet-of-Things) products that integrate wired sensors and sirens to certain smart home platforms. Our products and services allow homeowners to convert or connect their home's existing wired alarm system into a smart home-connected alarm system with remote monitoring and control, and other home and commercial automation use cases. In 2023, Konnected introduced its first Smart Garage Door Opener product, which enables smart home control over a traditional garage door opener.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP, and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2024, and 2023, the Company's cash & cash equivalents exceeded FDIC-insured limits by $0 and $28,581, respectively.

Cryptocurrency

The company accepts some cryptocurrencies as a form of payment from customers and holds cryptocurrency in a cryptocurrency wallet secured by a seed phrase in the company's possession. The value of cryptocurrency held is stated on the balance sheet in U.S. dollars and valued based on the current USD price stated by Coinbase at the end of the fiscal period.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents, and accounts receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Accounts Receivable

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by the provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB, introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements, as the Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2024, and 2023, the Company determined an allowance for expected credit loss of $0 and $0, respectively.

Inventories

Inventories are valued at the lower of cost or net realizable value. Inventories include costs for ingredients and finished goods, which are determined using an average cost method.

Property and Equipment

Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Office Furniture	5 years
Computer & Office Equipment	5 years

Impairment of Long-Lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the years ended December 31, 2024, and 2023.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:

- Online Sales: Revenue is recognized at a point in time when the goods are delivered to the customer.

Cost of Sales

Cost of sales includes the cost of materials and inputs used in the production of the products made by the external producer.

Research and Development Costs

Costs incurred in the research and development of the Company's product are expensed as incurred.

Income Taxes

Konnected Inc. is taxed as a C-corporation since 2022, and prior to that an S-corporation. The Company has filed tax returns from inception through 2024 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies. The Company has filed federal income tax returns for the 2023 tax year. The amount reported as Taxable Income for 2024 was $-202,071 and for 2023 was $-263,636.

The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Leases

The Company determines if an arrangement is a lease at inception by determining whether the agreement conveys the right to control the use of the identified asset for a period of time, whether the Company has the right to obtain substantially all of the economic benefits from use of the identified asset, and the right to direct the use of the asset. Lease liabilities are recognized at the commencement date based upon the present value of the remaining future minimum lease payments over the lease term using the rate implicit in the lease or the Company's incremental borrowing rate. The incremental borrowing rate is defined as the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment. The Company's lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option.

The lease right-of-use assets are initially measured at the carrying amount of the lease liability and adjusted for any prepaid or accrued lease payments, remaining balance of lease incentives received, unamortized initial direct costs, or impairment charges relating to the right-of-use-asset. Certain leases contain escalation clauses, which are factored into the right-of-use asset where appropriate. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

Variable lease expenses include payments related to the usage of the leased asset (utilities, real estate taxes, insurance, and variable common area maintenance) and are expensed as incurred. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Stock-Based Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximates fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $46,637 and $100,918, which are included in sales and marketing expenses.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements, to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 16, 2025, which is the date the financial statements were available to be issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following:

As of December 31,	2024	2023
Prepaid Expenses	$ 22,019	$ 16,442
Amazon Reserve Account	5,670	8,300
Employee Vehicle Benefit	-	7,136
Total Prepaids and Other Current Assets	$ 27,688	$ 31,879

Other current liabilities consist of the following:

As of December 31,		2024		2023
Gift Card Liability	$	3,415	$	3,290
Tax Payable		18,120		15,146
Accrued Payroll		1,285		13,000
Accrued Expenses		3		-
Total Other Current Liabilities	$	**22,823**	$	**31,436**

4. INVENTORY

Inventory consists of the following:

As of December 31,		2024		2023
Raw Materials	$	48,265	$	78,312
Work-in-process		109,771		118,240
Finished Goods		143,968		107,552
Total Inventory	$	**302,004**	$	**304,104**

5. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

As of December 31,		2024		2023
Office Furniture	$	6,248	$	5,304
Computer & Office Equipment		23,113		22,255
Property and Equipment, at cost		**29,360**		**27,559**
Accumulated Depreciation		(22,637)		(18,918)
Property and Equipment, net	$	**6,723**	$	**8,641**

Depreciation expenses for the years ended December 31, 2024, and 2023 were $3,719 and $2,145, respectively.

6. LEASES

The Company has one operating lease for business premises. The Company's lease has a term maturing through 2026. Monthly payment ranges from $2,389 to $2,535 and contains escalation clauses. Rent expense is recorded on a straight-line basis over the lease term.

The weighted average remaining lease term for operating leases as of December 31, 2024, and December 31, 2023, was 1.1 years and 2.1 years, respectively.

The weighted average discount rate for operating leases as of December 31, 2024, and December 31, 2023, was 10% and 10%, respectively.

Minimum future lease payments under non-cancellable operating leases as of December 31, 2024, are as follows:

As of December 31,		2024
2025	$	29,902
2026		2,535
2027		-
2028		-
Thereafter		-
Present Value Discount		(2,197)
Total	$	**30,240**

7. LINE OF CREDIT

The Company has a Samsung Financing Line of credit in the amount of $6,300 for the purchase of a Samsung smartphone and related accessories. As of December 31, 2024, and 2023, the total outstanding balance amounted to $279 and $70, respectively.

8. DEBT

SAFE Agreement

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

					As of December 31,	
Simple Agreement for Future Equity	Borrowing Period	Valuation Cap	Principal Amount	Discount	2024	2023
SAFE I - III	Fiscal Year 2017	$ 3,000,000	$ 96,500	67%	$ 96,500	$ 96,500
Fair Value in Excess of Stated Value of Derivative Instrument					$ 41,088	$ 41,088
Total SAFE(s)					$ **137,588**	$ **137,588**

If there is equity financing before the expiration of the SAFE, the company will issue shares of SAFE preferred stock to the purchaser, calculated by dividing the purchase amount by the conversion price. The purchaser must sign the related transaction documents (standard preferred stock terms apply) and may execute a Pro Rata Rights Agreement. If a liquidity event occurs before the SAFE expires, the purchaser has the option to either: Receive a cash payment equal to the purchase amount, or automatically receive shares of common stock equal to the purchase amount divided by the liquidity price (if no cash option is selected). If the company lacks sufficient funds, the payment will be made on a pro-rata basis. In the event of a dissolution before the SAFE expires, the company will pay the purchaser an amount equal to the purchase amount, distributed prior to any other shareholders. If the company's assets are insufficient, they will be distributed pro-rata among all SAFE holders. The SAFE Agreement is considered a mandatorily redeemable financial instrument under ASC 480-10-15-8. Because the SAFE may require the issuer to redeem the instrument for cash upon a change of control, the agreement should be classified and recorded as a liability under ASC 480-10-25-8 because a change of control is an event that is considered not under the sole control of the issuer. Therefore, the SAFEs are classified as marked-to-market liabilities pursuant to ASC 480 in other long-term liabilities.

9. SHARE-BASED COMPENSATION

During 2019, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 600,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant, and generally has a term of four years. The amounts granted each calendar year to an employee or non-employee are limited, depending on the type of award.

Stock Options

The Company granted stock options to its employees and executives at various times. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

Expected life (years)	10.00
Risk-free interest rate	3.95%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method, which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of a comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards		Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2022	359,000	$	0.12	-
Granted	60,000	$	1.50	-
Exercised	(46,000)			-
Expired/Cancelled	(48,563)			-
Outstanding at December 31, 2023	324,437	$	0.30	8.21
Exercisable Options at December 31, 2023	213,187	$	0.30	8.21
Granted	216,000	$	1.5	-
Exercised	-		-	-
Expired/Cancelled	(44,437)		-	-
Outstanding at December 31, 2024	496,000	$	0.30	7.20
Exercisable Options at December 31, 2024	268,750	$	0.30	7.20

The Company recognizes compensation expense for stock-based compensation awards using the straight-line basis over the applicable service period of the award. The service period is generally the vesting period. During the year ended December 31, 2024, and 2023, the Company recognized stock-based compensation expense of $40,183 and $29,602, respectively.

10. EQUITY AND CAPITALIZATION

Common Stock Class A and Class B

The Company is authorized to issue 5,600,000 shares of Common Stock Class A with a par value of $0.00001. As of December 31, 2024, and 2023, 896,978 shares and 896,978 shares of Common Stock Class A, respectively, have been issued and were outstanding.

The Company is authorized to issue 4,000,000 shares of Common Stock Class B with a par value of $0.00001. As of December 31, 2024, and 2023, 3,930,100 shares and 3,930,100 shares of Common Stock Class B, respectively, have been issued and were outstanding.

Preferred Stock

The Company is authorized to issue 400,000 shares of preferred stock with a par value of $0.00001. The preferred stockholders rank above the common stockholders in the event of liquidation. As of December 31, 2024, and December 31, 2023, none of the Preferred Shares have been issued and are outstanding.

Voting Rights:
Class A common stock typically carries one vote per share.
Class B common stock often has limited or no voting rights compared to Class A.
Preferred stock usually has no voting rights unless specified in certain circumstances, such as non-payment of dividends.

Liquidity Rights:
Class A and Class B common stockholders generally have the same rights regarding liquidity (i.e., the ability to sell or transfer shares). However, there might be restrictions depending on the company's bylaws.
Preferred stockholders might have priority in liquidity events (e.g., in case of company liquidation), meaning they may receive payment before common stockholders.

Dividend Rights:
Class A and Class B common stockholders are typically entitled to dividends if declared by the board, but they are subordinate to preferred stockholders.

Preferred stockholders often have a fixed dividend rate and priority in receiving dividends before any are paid to common stockholders.

11. INCOME TAXES

The provision for income taxes for the year ended December 31, 2024, and December 31, 2023, consists of the following:

For the Year Ended December 31,	2024		2023	
Net Operating Loss	$	(53,549)	$	(69,864)
Valuation Allowance		53,549		69,864
Net Provision For Income Tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2024, and December 31, 2023, are as follows:

As of December 31,	2024		2023	
Net Operating Loss	$	(174,166)	$	(120,618)
Valuation Allowance		174,166		120,618
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, a full valuation allowance has been set against its net deferred tax assets as of December 31, 2024 and December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2024, the Company had a federal cumulative net operating loss ("NOL") carryforward of $657,232. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority based on the technical merits of the position. As of December 31, 2024, and December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, and December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

12. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or loss of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2024, and December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. RELATED PARTY TRANSACTIONS

As of December 31, 2024, and 2023, the Company has an outstanding cash loan due from the company's CEO, Nathaniel Clark, in the total amount of $1,316 and $328, respectively.

14. SUBSEQUENT EVENTS

On March 5, 2025, the Company entered into Merchant Loan Agreement with WebBank with following terms – loan amount is $44,000, Cost of funds are $1,936, and Repayment Rate is 10% (for each calendar day with sales, a daily payment represents 10% of the gross dollar amount of sales), and the term is 18 months.

15. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $267,386, an operating cash outflow of $115,558 and liquid assets in cash of $244,052, which is less than a year's worth of cash reserves as of December 31, 2024. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, Nathaniel Jason Clark, Principal Executive Officer of Konnected Inc., hereby certify that the financial statements of Konnected Inc. included in this Report are true and complete in all material respects.

Nathaniel Jason Clark

CEO